Exhibit 12.1

Station Casinos, Inc.

Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended					Quarter ended
	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05	31-Mar-06

Fixed Charges
Interest Expense	$92,902	$98,985	$95,039	$78,266	$83,551	$24,299
Capitalized Interest	10,918	2,065	3,496	6,968	22,287	12,544
Amortization of Debt Cost	6,376	4,082	3,156	2,945	3,262	1,088
Interest Portion of Rentals	3,153	3,435	3,655	3,722	3,362	792

Total Fixed Charges	$113,349	$108,567	$105,346	$91,901	$112,462	$38,723

Interest Portion of Rentals
Rentals	$9,556	$10,408	$11,076	$11,278	$10,187	$2,401
Times 33%	3,153	3,435	3,655	3,722	3,362	792

Earnings
Pretax Income from Continuing Operations	30,463	49,756	68,177	105,229	256,228	65,641
Fixed Charges	113,349	108,567	105,346	91,901	112,462	38,723
Less Capitalized Interest	(10,918)	(2,065)	(3,496)	(6,968)	(22,287)	(12,544)

Total Earnings	$132,894	$156,258	$170,027	$190,162	$346,403	$91,820

Ratio of Earnings to Fixed Charges	1.17	1.44	1.61	2.07	3.08	2.37